EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2023
ACHESON, Alberta, March 13, 2024 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2023. Unless otherwise indicated, figures are expressed in Canadian dollars with comparisons to prior periods ended December 31, 2022.
Fourth Quarter 2023 Highlights:
•Closure of the MacKellar Group ("MacKellar") acquisition on October 1, 2023, a seamless change in control, and three months of strong equipment utilization provided a full quarter of operating results in Australia, and a step change in geographic diversification.
•The allocated purchase price of MacKellar was $369.7 million, net of cash acquired, along with growth capital spending of $35.9 million incurred in the quarter was fully funded with senior and vendor-provided debt and establishes a strong platform for opportunities in Australia.
•Combined revenue of $403.4 million is a company quarterly record based on the transformative acquisition of MacKellar. Revenue of $326.3 million, compared to $233.4 million in the same period last year, includes this step-change increase along with steady and consistent operations in the Fort McMurray region.
•Our net share of revenue from equity consolidated joint ventures was $77.1 million, compared to $86.7 million in the same period last year. Quarter-over-quarter increases at the Fargo-Moorhead project were offset by the successful 2023 Q3 completion of the construction project at the gold mine in Northern Ontario.
•Adjusted EBITDA of $101.1 million, also a company record, and EBITDA margin of 25.1% compared to the prior period metrics of $85.9 million and 26.8%, respectively. Margins were impacted by project losses posted by the Nuna Group of Companies; restructuring efforts are well underway to resolve temporary challenges.
•Cash flows generated from operating activities of $160.9 million in the quarter, compared to $78.1 million in the prior year quarter, resulting from higher earnings and changes in working capital balances when comparing to the same period in the prior year.
•Free cash flow ("FCF") of $110.6 million in the quarter was the result of strong revenues, steady and consistent margins, modest capital spending, and positive changes in working capital balances.
•Net debt was $720.9 million at December 31, 2023, an increase of $325.6 million from September 30, 2023, resulting from the debt-funded purchase price and growth spending in Australia offset by free cash flow directed to debt reduction during the quarter.
NACG President and CEO, Joseph Lambert, commented: "The acquisition of the MacKellar Group is a milestone moment for our company and I'd like to thank all the employees for the hard work that has been put in to make these first few months in Australia such a success. In both Queensland and Western Australia, we are excited by the many prospects we have in front of us and look forward to sharing best practices and in-house maintenance expertise, as well as equipment where appropriate, to facilitate these growth opportunities.
As we've geographically diversified, I continue to closely monitor our various regions. In North Dakota and based on a recent trip there, construction at Fargo-Moorhead is progressing well into this most important period for the project. In northern Canada, we are undergoing a restructuring initiative within the Nuna Group of Companies which will return it to its legacy of operational excellence. In Fort McMurray, our fleet continues to operate day-in day-out as we work with our customers in their goal to achieve low-cost operations in the oil sands region. 2024 will be a busy year for us and we are looking forward to executing and delivering another record year."

Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$326,298	$233,417	$957,220	$769,539
Cost of sales	218,853	154,967	671,684	548,723
Depreciation	41,990	35,860	131,319	119,268
Gross profit	$65,455	$42,590	$154,217	$101,548
Gross profit margin	20.1%	18.2%	16.1%	13.2%
General and administrative expenses (excluding stock-based compensation)(i)	18,702	6,648	41,016	25,075
Stock-based compensation expense	(496)	4,910	15,828	4,780
Operating income	45,779	31,565	95,714	71,157
Interest expense, net	14,007	7,774	36,948	24,543
Net income	17,646	26,081	63,141	67,372

Adjusted EBITDA(i)	101,136	85,875	296,963	245,352
Adjusted EBITDA margin(i)(ii)	25.1%	26.8%	23.3%	23.3%

Per share information
Basic net income per share	$0.66	$0.99	$2.38	$2.46
Diluted net income per share	$0.58	$0.84	$2.09	$2.15
Adjusted EPS(i)	$0.87	$1.10	$2.83	$2.41
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Consolidated Statements of Cash Flows
Cash provided by operating activities	$160,870	$78,099	$270,391	$169,201
Cash used in investing activities	(137,756)	(17,524)	(244,879)	(97,469)
Effect of exchange rate on changes in cash	3,167	(94)	1,705	304
Add back of growth and non-cash items included in the above figures:
Acquisition of MacKellar(i)	51,671	—	51,671	—
Acquisition costs	5,934	—	7,095	—
Growth capital additions(ii)	35,941	—	40,416	—
Acquisition of ML Northern(iii)	—	7,207	—	7,207
Non-cash changes in fair value of contingent consideration	(8,268)	—	(8,268)	—
Capital additions financed by leases(ii)	(931)	(236)	(28,159)	(8,931)
Free cash flow(i)	$110,628	$67,452	$89,972	$70,312

(i)See "Non-GAAP Financial Measures".

Results for the Three Months Ended December 31, 2023
Combined revenue of $403.4 million, compared to $320.1 million in the same period last year, and revenue from wholly-owned entities was $326.3 million, up from $233.4 million in the same period last year. The majority of the quarter-over-quarter increase in revenue was driven by the October 2023 acquisition of MacKellar. MacKellar generated a full quarter of revenue totaling $122.5 million. Aside from MacKellar, revenue was down over the same period in 2022 as a result of changes in timing of reclamation projects beginning later than the previous year and certain construction scopes concluding earlier in 2023, relative to the same period in 2022.
Combined gross profit margin of 18.4% was up from 17.8% in the prior year. The improvement in combined gross profit in the current period was driven by the acquisition of MacKellar. MacKellar generated gross profit of 23.7% in the quarter.
General and administrative expenses (excluding stock-based compensation expense) were $18.7 million, or 5.7% of revenue for the three months ended December 31, 2023, up from $6.6 million, or 2.8% of revenue in the same period last year. General and administrative expenses in the quarter include one-time costs of $5.9 million related to the acquisition of MacKellar. MacKellar's administrative cost profile is similar to the Canadian and U.S. operations.
Cash related interest expense of $13.2 million represents an average cost of debt of 8.8% (compared to $7.5 million and 7.1%, respectively, for the three months ended December 31, 2022). The increase in interest expense is primarily attributed to the higher balance on the Credit Facility and increases in the variable rate.
Net income of $17.6 million in Q4 2023 compared to $26.1 million in the same period last year as higher gross profit was more than offset by increased interest expense, increased general and administrative expenses from the one-time acquisition costs, and lower equity earnings from our joint ventures.
Free cash flow in the quarter was $110.6 million driven primarily by adjusted EBITDA of $101.1 million less sustaining capital spending of $40.8 million and cash interest paid of $13.2 million.
Liquidity
Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $292.6 million includes total liquidity of $217.9 million, $60.1 million of unused finance lease borrowing availability, and $14.6 million of unused other borrowing availability as at December 31, 2023. Liquidity is primarily provided by the terms of our $478.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in October 2026.
Business Updates
Strategic Focus Areas for 2024
•Safety - now on a global basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;
•Execution - enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements, and management systems;
•Operational excellence - with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;
•Integration - implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social, and governance targets as disclosed and committed to in our annual reporting.

Outlook for 2024
The following table provides projected key measures for 2024 and actual results of 2023 and 2022. The measures for 2024 are predicated on contracts currently in place, including expected renewals and the heavy equipment fleet that we own and operate.

Key measures	2022 Actual	2023 Actual	2024 Outlook
Combined revenue	$1.1B	$1.3B	$1.5 - $1.7B
Adjusted EBITDA(i)	$245M	$297M	$430 - $470M
Sustaining capital(i)	$113M	$169M	$170 - $190M
Adjusted EPS(i)	$2.41	$2.83	$4.25 - $4.75
Free cash flow(i)	$70M	$90M	$160 - $185M

Capital allocation
Growth spending	$13M	$40M	$55 - $70M
Net debt leverage(i)	1.5x	1.7x	Targeting 1.5x
(i)See "Non-GAAP Financial Measures".
(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2023, tomorrow, Thursday, March 14, 2024, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 29416987

A replay will be available through April 12, 2024, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 29416987
Playback Passcode: 416987

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=E7B12076-0168-45B4-8211-E024A0E31C5D
A replay will be available until April 12, 2024, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the three months and year ended December 31, 2023, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q4 2023 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for the fiscal year beginning January 1, 2024. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2024.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin" "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit", "growth capital", "invested capital", "net debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$326,298	$233,417	$957,220	$769,539
Share of revenue from investments in affiliates and joint ventures	169,662	183,006	686,299	596,033
Elimination of joint venture subcontract revenue	(92,522)	(96,315)	(369,891)	(311,307)
Total combined revenue(i)	$403,438	$320,108	$1,273,628	$1,054,265
(i) See "Non-GAAP Financial Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$65,455	$42,590	$154,217	$101,548
Share of gross profit from investments in affiliates and joint ventures	8,670	14,541	49,638	49,581
Combined gross profit(i)	$74,125	$57,131	$203,855	$151,129

(i) See "Non-GAAP Financial Measures".
Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Net income	$17,646	$26,081	$63,141	$67,372
Adjustments:
Loss (gain) on disposal of property, plant and equipment	1,470	(533)	1,659	536
Stock-based compensation (benefit) expense	(496)	4,910	15,828	4,780
Acquisition costs	5,934	—	7,095	—
Loss on equity investment customer bankruptcy claim settlement	—	—	759	—
Loss (gain) on derivative financial instruments	916	(778)	(6,063)	(778)
Equity investment (gain) loss on derivative financial instruments	(713)	364	(1,362)	(4,776)
Tax effect of the above items	(1,589)	(1,006)	(5,829)	(1,222)
Adjusted net earnings(i)	$23,168	$29,038	$75,228	$65,912
Adjustments:
Tax effect of the above items	1,589	1,006	5,829	1,222
Change in fair value of contingent consideration	4,681	—	4,681	—
Interest expense, net	14,007	7,774	36,948	24,543
Income tax expense	10,930	6,889	22,822	17,073
Equity earnings in affiliates and joint ventures(i)	(2,401)	(8,401)	(25,815)	(37,053)
Equity investment EBIT(i)	1,787	9,363	25,545	42,148
Adjusted EBIT(i)	$53,761	$45,669	$145,238	$113,845
Adjustments:
Depreciation and amortization	42,277	36,094	132,516	120,124
Equity investment depreciation and amortization(i)	5,098	4,112	19,209	11,383
Adjusted EBITDA(i)	$101,136	$85,875	$296,963	$245,352
Adjusted EBITDA margin(i)(ii)	25.1%	26.8%	23.3%	23.3%
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2023	2022	2023	2022
Equity (earnings) loss in affiliates and joint ventures	$2,401	$8,401	$25,815	$37,053
Adjustments:
Interest expense, net	(268)	688	(1,183)	2,589
Income tax expense	(324)	275	970	2,442
(Gain) loss on disposal of property, plant and equipment	(22)	(1)	(57)	64
Equity investment EBIT(i)	$1,787	$9,363	$25,545	$42,148
Depreciation	4,983	3,936	18,555	10,679
Amortization of intangible assets	115	176	654	704
Equity investment depreciation and amortization(i)	$5,098	$4,112	$19,209	$11,383
(i) See "Non-GAAP Financial Measures"

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2023	2022
Assets
Current assets
Cash	$88,614	$69,144
Accounts receivable	97,855	83,811
Contract assets	35,027	15,802
Inventories	64,962	49,898
Prepaid expenses and deposits	7,402	10,587
Assets held for sale	1,340	1,117
	295,200	230,359
Property, plant and equipment	1,142,946	645,810
Operating lease right-of-use assets	12,782	14,739
Intangible assets	6,971	6,773
Investments in affiliates and joint ventures	81,435	75,637
Other assets	7,144	5,808
Deferred tax assets	—	387
Total assets	$1,546,478	$979,513
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$146,190	$102,549
Accrued liabilities	94,726	43,784
Contract liabilities	59	1,411
Current portion of long-term debt	81,306	42,089
Current portion of operating lease liabilities	1,742	2,470
	324,023	192,303
Long-term debt	611,313	378,452
Operating lease liabilities	11,307	12,376
Other long-term obligations	134,357	18,576
Deferred tax liabilities	108,824	71,887
	1,189,824	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	229,455	229,455
Treasury shares (December 31, 2023 - 1,090,187 (December 31, 2022 - 1,406,461))	(16,165)	(16,438)
Additional paid-in capital	20,739	22,095
Retained earnings	123,032	70,501
Accumulated other comprehensive (loss) income	(407)	306
Shareholders' equity	356,654	305,919
Total liabilities and shareholders' equity	$1,546,478	$979,513

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2023	2022
Revenue	$957,220	$769,539
Cost of sales	671,684	548,723
Depreciation	131,319	119,268
Gross profit	154,217	101,548
General and administrative expenses	56,844	29,855
Loss on disposal of property, plant and equipment	1,659	536
Operating income	95,714	71,157
Equity earnings in affiliates and joint ventures	(25,815)	(37,053)
Interest expense, net	36,948	24,543
Change in fair value of contingent consideration	4,681	—
Gain on derivative financial instruments	(6,063)	(778)
Income before income taxes	85,963	84,445
Current income tax expense	6,841	1,627
Deferred income tax expense	15,981	15,446
Net income	63,141	67,372
Other comprehensive income
Unrealized foreign currency translation loss (gain)	713	(304)
Comprehensive income	$62,428	$67,676

Per share information
Basic net income per share	$2.38	$2.46
Diluted net income per share	$2.09	$2.15